UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 02, 2024

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Transaction in Own Shares dated 02 April 2024
Exhibit No. 2	Total Voting Rights dated 02 April 2024
Exhibit No. 3	Transaction in Own Shares dated 03 April 2024
Exhibit No. 4	Transaction in Own Shares dated 04 April 2024
Exhibit No. 5	Transaction in Own Shares dated 05 April 2024
Exhibit No. 6	Transaction in Own Shares dated 08 April 2024
Exhibit No. 7	Transaction in Own Shares dated 09 April 2024
Exhibit No. 8	Transaction in Own Shares dated 10 April 2024
Exhibit No. 9	Director/PDMR Shareholding dated 10 April 2024
Exhibit No. 10	Transaction in Own Shares dated 11 April 2024
Exhibit No. 11	Transaction in Own Shares dated 12 April 2024
Exhibit No. 12	Transaction in Own Shares dated 15 April 2024
Exhibit No. 13	Transaction in Own Shares dated 16 April 2024
Exhibit No. 14	Transaction in Own Shares dated 17 April 2024
Exhibit No. 15	Transaction in Own Shares dated 18 April 2024
Exhibit No. 16	Transaction in Own Shares dated 19 April 2024
Exhibit No. 17	Transaction in Own Shares dated 22 April 2024
Exhibit No. 18	Transaction in Own Shares dated 23 April 2024
Exhibit No. 19	Transaction in Own Shares dated 24 April 2024
Exhibit No. 20	Transaction in Own Shares dated 25 April 2024
Exhibit No. 21	Transaction in Own Shares dated 26 April 2024
Exhibit No. 22	Publication of a Prospectus dated 26 April 2024
Exhibit No. 23	Publication of Suppl.Prospcts dated 26 April 2024
Exhibit No. 24	Transaction in Own Shares dated 29 April 2024
Exhibit No. 25	Director/PDMR Shareholding dated 29 April 2024
Exhibit No. 26	Transaction in Own Shares dated 30 April 2024
Exhibit No. 27	Director/PDMR Shareholding dated 30 April 2024

__________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: May 02, 2024

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

02 April 2024

Barclays PLC
Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	28 March 2024
Number of ordinary shares purchased:	5,510,000
Highest price paid per share:	185.6600p
Lowest price paid per share:	182.8200p
Volume weighted average price paid per share:	184.1289p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,080,213,501 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 15,080,213,501 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/8088I_1-2024-3-28.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 116,763,791 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 174.3100p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 2

                                      2 April 2024

Barclays PLC

Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 31 March 2024, Barclays PLC's issued share capital consists of 15,080,213,501 Ordinary shares with voting rights.

There are no Ordinary shares held in Treasury.

The above figure 15,080,213,501 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0)20 7116 2526	Media Relations Jon Tracey +44 (0)20 7116 4755

Exhibit No. 3

3 April 2024

Barclays PLC
Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	2 April 2024
Number of ordinary shares purchased:	5,458,000
Highest price paid per share:	185.4800p
Lowest price paid per share:	183.7400p
Volume weighted average price paid per share:	184.6883p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,075,171,106 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 15,075,171,106 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/0484J_1-2024-4-2.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 122,221,791 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 174.7734p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 4

4 April 2024

Barclays PLC
Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	3 April 2024
Number of ordinary shares purchased:	5,428,104
Highest price paid per share:	189.2000p
Lowest price paid per share:	183.6200p
Volume weighted average price paid per share:	186.1543p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,070,334,877 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 15,070,334,877 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/2317J_1-2024-4-3.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 127,649,895 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 175.2574p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 5

5 April 2024

Barclays PLC
Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	4 April 2024
Number of ordinary shares purchased:	2,160,974
Highest price paid per share:	192.8000p
Lowest price paid per share:	189.9200p
Volume weighted average price paid per share:	192.4574p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,068,502,573 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 15,068,502,573 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/4095J_1-2024-4-4.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 129,810,869 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 175.5437p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 6

8 April 2024

Barclays PLC
Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	5 April 2024
Number of ordinary shares purchased:	3,624,000
Highest price paid per share:	191.3600p
Lowest price paid per share:	188.8200p
Volume weighted average price paid per share:	189.9580p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,065,313,787 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 15,065,313,787 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5799J_1-2024-4-5.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 133,434,869 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 175.9352p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 7

9 April 2024

Barclays PLC
Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	8 April 2024
Number of ordinary shares purchased:	3,689,000
Highest price paid per share:	193.3000p
Lowest price paid per share:	188.4600p
Volume weighted average price paid per share:	191.3284p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,065,122,820 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 15,065,122,820 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7539J_1-2024-4-8.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 137,123,869 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 176.3493p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 8

10 April 2024

Barclays PLC
Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	9 April 2024
Number of ordinary shares purchased:	3,620,394
Highest price paid per share:	193.3800p
Lowest price paid per share:	189.5200p
Volume weighted average price paid per share:	191.8314p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,065,000,922 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 15,065,000,922 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/9347J_1-2024-4-9.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 140,744,263 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 176.7475p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 9

10 April 2024

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces certain transactions by persons discharging managerial responsibility ("PDMRs") in

●
 ordinary shares of the Company with a nominal value of 25 pence each ("Shares); and
●
 American Depositary Shares of the Company (each representing four Shares) ("ADS")

of which it was notified on 8 April 2024.

The number of Shares and/or ADSs (as appropriate) received by PDMRs and the transaction price of those Shares/ADSs are as follows:

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Anna Cross
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Reinvestment of the full year dividend for 2023 by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.912 per Share	10,588
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-04-05
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Anna Cross
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Reinvestment of the full year dividend for 2023 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.861 per Share	192
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-04-05
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alistair Currie
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer and Chief Executive of Barclays Execution Services
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Reinvestment of the full year dividend for 2023 by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.912 per Share	7,989
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-04-05
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Dainton
2	Reason for the notification
a)	Position/status	BBPLC President and Head of Investment Bank Management
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Reinvestment of the full year dividend for 2023 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.861 per Share	211
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-04-05
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kirsty Everett
2	Reason for the notification
a)	Position/status	Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Reinvestment of the full year dividend for 2023 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.861 per Share	44
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-04-05
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Matthew Fitzwater
2	Reason for the notification
a)	Position/status	Interim Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Reinvestment of the full year dividend for 2023 by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.912 per Share	2,284
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-04-05
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Matthew Fitzwater
2	Reason for the notification
a)	Position/status	Interim Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Reinvestment of the full year dividend for 2023 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.861 per Share	242
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-04-05
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Adeel Khan
2	Reason for the notification
a)	Position/status	Head of Global Markets
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Reinvestment of the full year dividend for 2023 by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.912 per Share	4,415
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-04-05
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Adeel Khan
2	Reason for the notification
a)	Position/status	Head of Global Markets
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Reinvestment of the full year dividend for 2023 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.861 per Share	251
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-04-05
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Crystal Lalime
2	Reason for the notification
a)	Position/status	Interim Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Reinvestment of the full year dividend for 2023 by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.912 per Share	3,098
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-04-05
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Denny Nealon
2	Reason for the notification
a)	Position/status	CEO, US Consumer Bank & BBDE
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ADS GB0031348658
b)	Nature of the transaction	Reinvestment of the full year dividend for 2023 by Solium Capital UK Limited in its capacity as administrator of the Global Sharepurchse plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of ADS received
		$9.723 per ADS	20
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-04-05
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taalib Shaah
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Reinvestment of the full year dividend for 2023 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.861 per Share	178
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-04-05
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Shapiro
2	Reason for the notification
a)	Position/status	Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Reinvestment of the full year dividend for 2023 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.861 per Share	93
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-04-05
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sasha Wiggins
2	Reason for the notification
a)	Position/status	CEO, Private Bank and Wealth Management
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Reinvestment of the full year dividend for 2023 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.861 per Share	239
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-04-05
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 10

11 April 2024

Barclays PLC
Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	10 April 2024
Number of ordinary shares purchased:	5,294,000
Highest price paid per share:	190.8000p
Lowest price paid per share:	187.4800p
Volume weighted average price paid per share:	189.8320p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,060,129,828 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 15,060,129,828 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/1013K_1-2024-4-10.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 146,038,263 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 177.2219p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 11

12 April 2024

Barclays PLC
Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	11 April 2024
Number of ordinary shares purchased:	7,388,000
Highest price paid per share:	188.9000p
Lowest price paid per share:	182.5600p
Volume weighted average price paid per share:	185.3860p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,053,060,686 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 15,053,060,686 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/3494K_1-2024-4-11.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 153,426,263 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 177.6150p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 12

15 April 2024

Barclays PLC
Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	12 April 2024
Number of ordinary shares purchased:	5,040,000
Highest price paid per share:	186.2800p
Lowest price paid per share:	182.5600p
Volume weighted average price paid per share:	184.5910p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,048,136,874 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 15,048,136,874 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5205K_1-2024-4-12.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 158,466,263 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 177.8369p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 13

16 April 2024

Barclays PLC
Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	15 April 2024
Number of ordinary shares purchased:	5,468,000
Highest price paid per share:	184.9000p
Lowest price paid per share:	182.2800p
Volume weighted average price paid per share:	183.4715p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,042,873,570 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 15,042,873,570 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7043K_1-2024-4-15.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 163,934,263 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 178.0248p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 14

17 April 2024

Barclays PLC
Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	16 April 2024
Number of ordinary shares purchased:	7,644,000
Highest price paid per share:	180.4200p
Lowest price paid per share:	177.5800p
Volume weighted average price paid per share:	179.0557p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,035,548,013 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 15,035,548,013 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/8782K_1-2024-4-16.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 171,578,263 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 178.0707p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 15

18 April 2024

Barclays PLC
Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	17 April 2024
Number of ordinary shares purchased:	3,918,436
Highest price paid per share:	181.0200p
Lowest price paid per share:	178.0800p
Volume weighted average price paid per share:	179.8549p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,031,968,592 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 15,031,968,592 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/0402L_1-2024-4-17.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 175,496,699 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 178.1106p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 16

19 April 2024

Barclays PLC
Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	18 April 2024
Number of ordinary shares purchased:	3,890,000
Highest price paid per share:	183.8000p
Lowest price paid per share:	181.2600p
Volume weighted average price paid per share:	182.1827p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,028,200,600 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 15,028,200,600 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/2458L_1-2024-4-18.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 179,386,699 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 178.1989p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 17

22 April 2024

Barclays PLC
Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	19 April 2024
Number of ordinary shares purchased:	5,435,000
Highest price paid per share:	185.8400p
Lowest price paid per share:	181.5600p
Volume weighted average price paid per share:	183.7813p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,022,918,220 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 15,022,918,220 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/4087L_1-2024-4-19.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 184,821,699 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 178.3630p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 18

23 April 2024

Barclays PLC
Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	22 April 2024
Number of ordinary shares purchased:	3,767,000
Highest price paid per share:	190.0000p
Lowest price paid per share:	186.9000p
Volume weighted average price paid per share:	188.6814p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,019,352,966 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 15,019,352,966 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5862L_1-2024-4-22.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 188,588,699 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 178.5691p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 19

24 April 2024

Barclays PLC
Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	23 April 2024
Number of ordinary shares purchased:	5,285,000
Highest price paid per share:	192.6000p
Lowest price paid per share:	191.0400p
Volume weighted average price paid per share:	191.9530p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,014,347,329 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 15,014,347,329 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7660L_1-2024-4-23.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 193,873,699 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 178.9340p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 20

25 April 2024

Barclays PLC
Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	24 April 2024
Number of ordinary shares purchased:	7,282,000
Highest price paid per share:	193.4200p
Lowest price paid per share:	190.2600p
Volume weighted average price paid per share:	191.5115p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,007,112,062 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 15,007,112,062 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/9271L_1-2024-4-24.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 201,155,699 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 179.3893p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 21

26 April 2024

Barclays PLC
Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	25 April 2024
Number of ordinary shares purchased:	412,613
Highest price paid per share:	197.9000p
Lowest price paid per share:	195.4800p
Volume weighted average price paid per share:	197.0538p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,006,733,205 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 15,006,733,205 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/1169M_1-2024-4-25.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 201,568,312 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 179.4255p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 22

Publication of Base Prospectus Supplement dated 26 April 2024

The following base prospectus supplement ("Prospectus Supplement") has been approved by the Financial Conduct Authority and is available for viewing:

Prospectus Supplement dated 26 April 2024 to the Base Prospectus dated 13 March 2024 for the Barclays PLC Debt Issuance Programme ("Base Prospectus").

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2764M_1-2024-4-26.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Prospectus Supplement available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Prospectus Supplement. In accessing the Prospectus Supplement, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE PROSPECTUS SUPPLEMENT MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE PROSPECTUS SUPPLEMENT MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR WITHIN THE UNITED STATES TO QIBs (AS DEFINED BELOW) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE PROSPECTUS SUPPLEMENT IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS AND PROSPECTUS SUPPLEMENT MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO PERSONS REASONABLY BELIEVED TO BE QUALIFIED INSTITUTIONAL BUYERS (EACH A "QIB") WITHIN THE MEANING OF RULE 144A OR (2) IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Base Prospectus and the Prospectus Supplement may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus Supplement is not addressed. Prior to relying on the information contained in the Base Prospectus and the Prospectus Supplement you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Prospectus Supplement or make an investment decision with respect to any Notes issued or to be issued pursuant to the Base Prospectus and the Prospectus Supplement, you must be (i) a person other than a U.S. person (within the meaning of Regulation S under the Securities Act); or (ii) a QIB that is acquiring the securities for its own account or for the account of another QIB. By accessing the Prospectus Supplement, you shall be deemed to have represented that you and any customers you represent are not U.S. persons (within the meaning of Regulation S under the Securities Act) or that you are a QIB, and that you consent to delivery of the Prospectus Supplement and any supplements thereto via electronic publication.

You are reminded that the Prospectus Supplement has been made available to you on the basis that you are a person into whose possession the Prospectus Supplement may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Prospectus Supplement to any other person.

The Prospectus Supplement does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of Barclays PLC in such jurisdiction. Under no circumstances shall the Prospectus Supplement constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Base Prospectus and the Prospectus Supplement, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Prospectus Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of Barclays PLC, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Prospectus Supplement made available to you in electronic format and the hard copy version available to you as set out in the Prospectus Supplement.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 23

Publication of Information Memorandum Supplement dated 26 April 2024

The following information memorandum supplement (the "Information Memorandum Supplement") has been submitted to the International Securities Market and is available for viewing:

Information Memorandum Supplement dated 26 April 2024 to the Information Memorandum dated 31 October 2023 for the Barclays PLC AUD Debt Issuance Programme ("Information Memorandum")

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2954M_1-2024-4-26.pdf

A copy of the Information Memorandum Supplement has been submitted to the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Information Memorandum Supplement available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Information Memorandum Supplement. In accessing the Information Memorandum Supplement, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE INFORMATION MEMORANDUM SUPPLEMENT MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE INFORMATION MEMORANDUM SUPPLEMENT MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE INFORMATION MEMORANDUM SUPPLEMENT IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY DEBT INSTRUMENTS ISSUED OR TO BE ISSUED PURSUANT TO THE INFORMATION MEMORANDUM AND THE INFORMATION MEMORANDUM SUPPLEMENT HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER JURISDICTION. ANY DEBT INSTRUMENTS ISSUED OR TO BE ISSUED PURSUANT TO THE INFORMATION MEMORANDUM SUPPLEMENT MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Barclays PLC is not a bank or authorised deposit-taking institution which is authorised under the Banking Act 1959 (Commonwealth of Australia) ("Australian Banking Act"). The Debt Instruments are not obligations of the Australian Government or any other government and, in particular, are not guaranteed by the Commonwealth of Australia. Barclays PLC is not supervised by the Australian Prudential Regulation Authority. An investment in any Debt Instrument issued by Barclays PLC will not be covered by the depositor protection provisions in section 13A of the Australian Banking Act and will not be covered by the Australian Government's bank deposit guarantee (also commonly referred to as the Financial Claims Scheme). Debt Instruments that are offered for issue or sale or transferred in, or into, Australia are offered only in circumstances that would not require disclosure to investors under Parts 6D.2 or 7.9 of the Corporations Act 2001 of Australia and issued and transferred in compliance with the terms of the exemption from compliance with section 66 of the Australian Banking Act that is available to Barclays PLC.

Please note that the information contained in the Information Memorandum and the Information Memorandum Supplement may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Information Memorandum) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Information Memorandum is not addressed. Prior to relying on the information contained in the Information Memorandum and the Information Memorandum Supplement you must ascertain from the Information Memorandum whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Information Memorandum Supplement or make an investment decision with respect to any Debt Instruments issued or to be issued pursuant to the Information Memorandum and the Information Memorandum Supplement, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act). By accessing the Information Memorandum Supplement, you shall be deemed to have represented that you and any customers you represent are not U.S. persons (within the meaning of Regulation S under the Securities Act) and that you consent to delivery of the Information Memorandum Supplement and any supplements thereto via electronic publication.

You are reminded that the Information Memorandum Supplement has been made available to you on the basis that you are a person into whose possession the Information Memorandum Supplement may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Information Memorandum Supplement to any other person.

The Information Memorandum Supplement does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of Barclays PLC in such jurisdiction. Under no circumstances shall the Information Memorandum Supplement constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Debt Instruments issued or to be issued pursuant to the Information Memorandum and the Information Memorandum Supplement, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Information Memorandum Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of Barclays PLC, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Information Memorandum Supplement made available to you in electronic format and the hard copy version available to you as set out in the Information Memorandum.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 24

29 April 2024

Barclays PLC
Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	26 April 2024
Number of ordinary shares purchased:	1,231,538
Highest price paid per share:	202.1000p
Lowest price paid per share:	199.4000p
Volume weighted average price paid per share:	201.3570p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,006,092,261 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 15,006,092,261 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/2996M_1-2024-4-26.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 202,799,850 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 179.5586p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 25

29 April 2024

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces the following transaction by a person discharging managerial responsibility in ordinary shares of the Company with a nominal value of 25 pence each ("Shares") as set out below:

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alistair Currie
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer and Chief Executive of Barclays Execution Services
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£2.035 per Share	250,000
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-04-25
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:

Investor Relations                                                        Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 26

30 April 2024

Barclays PLC
Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 21 February 2024:

Date of purchase:	29 April 2024
Number of ordinary shares purchased:	3,415,810
Highest price paid per share:	205.9000p
Lowest price paid per share:	202.7500p
Volume weighted average price paid per share:	204.7675p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,003,227,579 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 15,003,227,579 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/4844M_1-2024-4-29.pdf

Since the commencement of the share buy-back programme announced on 21 February 2024, the Company has purchased 206,215,660 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 179.9762p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 27

30 April 2024
Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces the following transaction by a person discharging managerial responsibility in ordinary shares of the Company with a nominal value of 25 pence each ("Shares") as set out below:

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sasha Wiggins
2	Reason for the notification
a)	Position/status	CEO, Private Bank and Wealth Management
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£2.058 per Share	75,000
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-04-29
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:

Investor Relations                                                 Media Relations

Marina Shchukina +44 (0) 20 7116 2526             Jonathan Tracey +44 (0) 20 7116 4755